Tidal Trust II
234 West Florida Street, Suite 700
Milwaukee, WI 53204

September 23, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)
File Nos. 333-264478, 811-23793
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 687 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No.  0001999371-26-015487) on July 21, 2026, for the purpose of adding three new series to the Trust: Quantify Anthropic Winners and Infrastructure ETF, Quantify OpenAI Winners and Infrastructure ETF and Quantify Anduril Winners & Infrastructure ETF (the “Funds”).

The Amendment was originally scheduled to become effective on October 4, 2026.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews
Senior Counsel II
Tidal Investments LLC, on behalf of Tidal Trust II